Exhibit 12f

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						March 31,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income from continuing operations
before income taxes	$119,872	$128,139	$48,250	$86,326	$80,319	$91,278
Adjust for distributed income of equity
investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	(22,815)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	62,969	58,833	64,964	61,403	60,304	57,965
Total earnings, as defined	$182,004	$183,856	$111,594	$145,185	$120,087	$126,428

Fixed charges, as defined:
Interest charges	$62,014	$57,797	$64,002	$60,317	$59,363	$56,875
Rental interest factor	955	1,036	962	1,086	941	1,090
Total fixed charges	$62,969	$58,833	$64,964	$61,403	$60,304	$57,965

Preferred stock dividends - gross up Idaho
Power rate	8,133	9,564	9,033	4,456	4,668	4,814

Total combined fixed charges
and preferred dividends	$71,102	$68,397	$73,997	$65,859	$64,972	$62,779

Ratio of earnings to fixed charges	2.56x	2.69x	1.51x	2.20x	1.85x	2.01x